202 Carnegie Center, Suite 109 Princeton, New Jersey 08540	VIA EDGAR

May 12, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards

Re:	Oyster Point Pharma, Inc.
Registration Statement on Form S-1
File No. 333-238194

Ladies and Gentlemen:

Oyster Point Pharma, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-238194) (the “Registration Statement”) to become effective on Thursday, May 14, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Divakar Gupta and Ryan Sansom of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP, counsel to the Registrant, at (212) 479-6474, or in his absence, Ryan Sansom of Cooley LLP at (617) 937-2335.

[Signature page follows]

Very truly yours, Oyster Point Pharma, Inc.

By:	/s/ Jeffrey Nau
Jeffrey Nau, Ph.D., M.M.S.
President and Chief Executive Officer

cc:	Daniel Lochner, Oyster Point Pharma, Inc.

Divakar Gupta, Cooley LLP

Ryan Sansom, Cooley LLP

Brandon Fenn, Cooley LLP

Brian Cuneo, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP